GMP Securities LP

13g filing
On Sept 28 GMP went above the 5 percent threshold on Revette Minerals Inc cusip 761505106 owining 4513037 of the 73198000 shares outstanding
GMP is a passive investor of the stock
GMP has since fallen below the 5 percent mark on Oct 24 and will be filing a 13g a